

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

Wei Li
Chief Executive Officer
DongFang City Holding Group Company Limited
Level 15, Tower 2
Etiqa Twins Tower, No. 11
Jalan Pinang , Kuala Lumpur
50450

> **Re: DongFang City Holding Group Company Limited**
> **Form 10-K for the Fiscal Year Ended October 31, 2021**
> **Response dated October 7, 2022**
> **File No. 000-56120**

Dear Wei Li:

We have reviewed your October 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2022 letter.

Form 10-K for the Fiscal Year Ended October 31, 2021

Item 1. Business, page 1

1. Please revise disclosure provided in response to comment 2 to disclose in the forepart of the business section that Mr. Wei Li's significant ties with China may make you a less attractive partner to a non-China or non-Hong Kong based target company, and discuss the impact this could have upon your search for an initial business combination.

2. Please revise disclosure provided in response to comment 2 to address the legal and operational risks associated with Mr. Wei Li's significant ties with China, even if he is not based there. Your disclosure should make clear whether these risks could result in a

material change in your operations, your search for a target company, and/or the value your common stock; or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in the forepart of the business section.

3. Please revise disclosure provided in response to comment 2 to discuss the risks that Mr. Wei Li having significant ties with China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations, your search for a target company, and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. Please revise disclosure provided in responses to comment 2 to disclose each permission or approval that you or Mr. Wei Li are required to obtain from Chinese authorities to operate your business, to search for a target company, and/or to offer your common stock to foreign investors. State whether you or Mr. Wei Li are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or Mr. Wei Li (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5. Please revise disclosure provided in response to comment 2 to include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their

legal rights under United States securities laws. Please clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Malaysia, lack of reciprocity and treaties, and cost and time constraints. In addition, please revise the risk factors section to clearly disclose those officers and directors who are located outside of the United States and the risks of enforcing civil liability against these officers and directors.

Item 1A. Risk Factors, page 4

6. We note your response to comment 2, specifically your proposed risk factor regarding the Holding Foreign Companies Accountable Act. Please revise the proposed risk factor to clarify the identity of your auditor. In this regard, we note that the financial statements included in your Form 10-K for the fiscal year ended October 31, 2021 were audited by Jack Shama CPA. However, the proposed risk factor identifies YCM CPA Inc. as your current independent accounting firm.

7. We note your response to comment 2, specifically your proposed risk factor regarding the PRC government's significant oversight and discretion. Please revise to discuss the PRC government's significant oversight and discretion over your and Mr. Wei Li's search for a target company; and to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations, your search for a target company, and/or the value of your common stock.

8. We note your response to comment 2, specifically your proposed risk factor regarding the PRC government's significant oversight and discretion, including disclosure regarding the Cyberspace Administration of China (CAC). Please revise to explain how CAC oversight impacts your business, Mr. Wei Li, and/or your search for a target company; and to what extent you believe that you and Mr. Wei Li are compliant with the regulations or policies that have been issued by the CAC to date. In addition, please revise to clarify the statement, "[I]f we are not able to comply with the cybersecurity in a timely manner, or at all, we may be subject to...removal of our app from the relevant application stores...." In this regard, we note that your Form 10-K for the fiscal year ended October 31, 2021 indicates that the company does not have any business operations or activities.

9. Please revise disclosure provided in response to comment 2 to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that a business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination. Also address any impact PRC law or regulation may have on the cash flows associated with a business combination.

10. We note that you and Mr. Wei Li, your sole officer and director, are located in Malaysia. Please revise disclosure provided in response to comment 2 to include risk factor disclosure that addresses how this fact could impact your ability to complete an acquisition. For instance, discuss the risk to investors that you may not be able to complete an acquisition with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an acquisition may be limited.

General

11. We note from your response to prior comment four that you are a "voluntary filer" and therefore do not believe you are required to file such reports. However, it appears you voluntarily registered on Form 10 your common stock, par value $0.0001 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934. Further, we note that even if you were a voluntary filer under Section 12(g), you are still required to file periodic reports and you can only cease filing such reports by deregistering the class of securities. See Question 116.02 of Compliance and Disclosure Interpretations for Exchange Act Sections. Please file the required periodic reports.

You may contact Isaac Esquivel at (202) 551-3395 or Shannon Menjivar at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at (202) 551-6614 or Jeffrey Gabor at (202) 551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction